United States Steel Corporation
600 Grant Street
Pittsburgh, Pennsylvania 15219
March 27, 2009
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:	United States Steel Corporation File No. 333-108131 Request for Withdrawal of Registration Statement on Form S-3
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the United States Steel Corporation, a Delaware corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-108131), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 21, 2003 for the purpose of registering shares to be issued pursuant to the Company’s Dividend Reinvestment and Stock Purchase Plan.
On February 26, 2009, the Company filed a new registration statement in connection with its new Dividend Reinvestment and Stock Purchase Plan and therefore does not plan to use the Registration Statement. No shares were distributed, issued or sold pursuant to the Registration Statement.
The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. If you should have any questions or comments regarding this request, please contact me at (412) 433-2877 or Bruce Lammel at (412) 433-2967.
Very truly yours,
UNITED STATES STEEL CORPORATION

By:	/s/ Robert M. Stanton

Name:	Robert M. Stanton
Title:	Assistant General Counsel and Assistant Secretary